 GREENLIGHT CAPITAL RE, LTD.
65 MARKET STREET, SUITE 1207,
JASMINE COURT, CAMANA BAY
P.O. BOX 31110, GRAND CAYMAN
CAYMAN ISLANDS

November 4, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Greenlight Capital Re, Ltd. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which was filed with the U.S. Securities and Exchange Commission on November 4, 2020.

Very truly yours,

GREENLIGHT CAPITAL RE, LTD.

By:	/s/ NEIL GREENSPAN
NEIL GREENSPAN Chief Financial Officer (principal financial and accounting officer)
November 4, 2020